Exhibit 99.2

COMPANY ANNOUNCEMENT

Report of transactions in TORM plc securities by directors and executive officers and their closely associated persons
TORM plc has been notified of the following transaction in TORM plc securities:

Details of the reporting person / closely associated person
Name	Jacob Balslev Meldgaard
Reason for the notification
Position/status	CEO/Executive Director
Initial notification/Amendment	Initial notification
Details of the issuer
Name	TORM plc
LEI code	213800VL1H1ABVM1ZF63
Details of the transaction(s)
Description of the financial instrument Identification code	Shares (ISIN: GB00BZ3CNK81)
Nature of the transaction	Exercise of restricted share units
Price(s) and volume(s)	Price(s)	Volume(s)
	DKK 0.07/share DKK 190.2/share	170,134 85,066
Aggregated information - Volume - Price	255,200 shares DKK 16,191,462.58
Date of the transaction	05 April 2024
Place of the transaction	Outside a trading venue

Contact
Christopher Everard, General Manager
Tel.: +44 (0) 7920 494 853

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 90 product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

Safe harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of petroleum products; general domestic and international political conditions or events, including “trade wars”, and the conflict between Russia and Ukraine, the developments in the Middle East, including the conflicts in Israel and the Gaza Strip, and the conflict regarding the Houthi attacks in the Red Sea; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 16 09 APRIL 2024	PAGE 1 / 2

COMPANY ANNOUNCEMENT

investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our board of directors and senior management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 16 09 APRIL 2024	PAGE 2 / 2